September 26, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: First Majestic Silver Corp.
Form 40-F for the Year Ended December 31, 2013
Filed March 27, 2014
File No. 001-34984

Dear Ms. Jenkins:

Further to your letter dated September 17, 2014, we request an extension for filing our response until October 31, 2014. Our technical team is currently working on the December 2014 technical report for La Guitarra and we are requesting the additional time in order to prepare the extensive list of information that has been requested.

If you have any questions regarding the above, please contact me at (604) 688-3033 or Stewart Muglich of Clark Wilson, LLP at (604) 687-5700.

Very truly yours,

/s/ Raymond Polman, CA

Raymond Polman, Chief Financial Officer

cc:

Jamie Kessel, Securities and Exchange Commission
Rufus Decker, Securities and Exchange Commission
Keith Neumeyer, President and Chief Executive Officer
Salvador Garcia, Chief Operating Officer
Ramon Mendoza, Vice President of Technical Services
Stewart Muglich, Clark Wilson, LLP

James Beeby, McCullough O’Connor Irwin, LLP Terry Neill, Deloitte LLP